SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notification of transactions of directors/persons discharging managerial responsibility or connected persons

Prudential plc

Dividend Re-investment Plan

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc (the Company) has been advised that following the payment of the 2013 interim dividend of 9.73p on 26 September 2013 several persons discharging managerial responsibility in the Company have increased their interests in the Company.

The following individuals have received ordinary shares of 5p each, at a price per share of £11.8588, in respect of dividends accruing to deferred share awards held by Sanne Trust Company Limited on their behalf under the Company’s Annual Incentive Plan and Group Deferred Bonus Plan:

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial holding following acquisition	Percentage of issued capital held
P-O Bouee	254	0.00001%	48,381	0.002%
M Coltman	596	0.00003%	96,614	0.004%
J Foley	673	0.00003%	240,145	0.01%
P Goerke	542	0.00003%	66,828	0.003%
M McLintock	1,284	0.00006%	453,820	0.02%
J Murray	191	0.00001%	23,473	0.001%
N Nicandrou	1,116	0.00005%	302,839	0.02%
T Thiam	3,532	0.0002%	892,684	0.04%

The following individuals have received American Depositary Receipts (ADRs), at a price per ADR of US$37.81, in respect of dividends accruing to deferred share awards held by BWCI Trust Company Ltd on their behalf under the Company’s Annual Incentive Plan and Deferred Bonus Plan:

Name of PDMR	No. of ADRs acquired	Percentage of issued capital acquired	Total beneficial holding following acquisition	Percentage of issued capital held
B Stowe	621	0.00003%	200,570	0.008%
M Wells	1,133	0.00005%	202,922	0.008%

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each. Barry Stowe’s beneficial interest in ADRs equates to 401,140 ordinary shares. Mike Wells’ beneficial interest in ADRs equates to 405,844 ordinary shares.

The following individual has received ordinary shares of 5p each, at a price per share of £11.7414, in his own name, under the Company’s Dividend Re-investment Plan for ordinary shareholders:

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial holding following acquisition	Percentage of issued capital held
H Davies	68	0.000003%	8,316	0.0004%

The following individual has received ordinary shares of 5p each, at a price per share of £11.45, in the name of the Prudential Group Share Incentive Plan under the dividend re-investment associated with that plan operated by Yorkshire Building Society on behalf of the Company :

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial holding following acquisition	Percentage of issued capital held
N Nicandrou	8	0.0000004%	302,847	0.02%

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 1 October 2013

Contact

Jennie Webb, Share Plans Manager, 0044 (0) 20 7548 2027

Stefan Bort, Deputy Group Secretary, 0044 (0) 20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary